São Paulo (SP), April 25, 2011.
SUAC 342/2011

BRAZILIAN SECURITIES AND EXCHANGE COMMISSION - CVM
Head of Corporate Relations
Rio de Janeiro - RJ

Dear Sirs,

Reference:	ITAÚ UNIBANCO HOLDING S.A.
EXTRAORDINARY AND ORDINARY GENERAL MEETINGS OF APRIL 25, 2011

1. Pursuant to the provisions of CVM Instruction No. 480/2009, Article 21, subsection IX and Article 30, subsection III, we would like to notify you of the summary of resolutions adopted by the aforementioned Meetings:

Extraordinary General Meeting held at 3:00 p.m.:

a)
approved the amendment to the Company’s Stock Option Plan (“Plan”) for among other modifications, (i) to adjust the rule for termination of the beneficiary holding options (items 7.3, 7.3.1, 7.4, 7.5.1, 8.3, 8.4, 10.3 and 10.4 of the Plan), (ii) to adjust the term for defining the  price for the simple options (item 6.1 “a” of the Plan), (iii) provide expressly in the Plan whereby the beneficiaries, on investing their bonus in the program and thereby receiving bonus options, may acquire stock directly from the Company’s treasury (inclusion of a new item 6.2 in the Plan), and (iv) substitute the term  “Bonus Options” for “Partners’ Options”, the previously established rights and  conditions being maintained (amendment to item 6.1 “b” of the Plan); and

b)	approved the consolidation of the Plan;

Ordinary General Meeting held at 3:20 p.m.:

a)	approved the account statements for fiscal year 2010 and ratified the appropriation of the net income for the fiscal year;

b)	approved the composition of the Board of Directors with the provision of 13 seats, and the reelection of the current members of the Board of Directors for the next annual term of office;

c)	approved the election of the Fiscal Council for the next annual term of office; and

d)
established the annual aggregate amount  for compensation of the members of the Board of Directors and the Executive Board and the monthly individual compensation of the effective fiscal councilors and their alternates;

Extraordinary General Meeting held at 3:40 p.m.:

a)
approved the reverse stock split of the shares representing the capital stock of the Company in the proportion of 100 (one hundred) to 1 (one), with a simultaneous stock split for each grouped share in the proportion of 1 (one) to 100 (one hundred), including the approval of necessary steps to implement the proposal: (i) cancellation of 75 common shares and 44 preferred shares, all book entry, issued by the Company and held as treasury stock, without any reduction in the value of the capital stock, with the consequent amendment of the wording in the caption sentence of Article 3 of the Bylaws, (ii) grouping of the 4,570,936,100 shares in the proportion of 100 (one hundred) shares to 1 (one) share of the respective type, (iii) stock split of 45,709,361 shares resulting from the grouping in the proportion of 1 (one) to 100 (one hundred) shares of the respective type, without any modification in the monetary expression of the capital stock, which shall be divided into 4,570,936,100 shares, and (iv) delegation of powers to the Company’s Executive Board for implementation of the acts necessary to the reverse stock split and subsequent stock split;

b)	approved the amendment of articles 4 (4.1) and 9 (9.3) of the Bylaws in order to authorize any member of management of the Company to chair the general meetings; and

c)	approved the consolidation of the Bylaws.
2. The minutes of the Meetings shall be submitted via the IPE system – Periodic and Eventual Information within the established timeframe in Article 21, subsection X and Article 30, subsection IV of the aforementioned Instruction.

Sincerely,

ITAÚ UNIBANCO HOLDING S.A.
ALFREDO EGYDIO SETUBAL
Investor Relations Officer

cc:
-	BM&FBOVESPA S.A. BOLSA DE VALORES, MERCADORIAS E FUTUROS
Corporate Relations Coordination (Coordenadoria de Relações com Empresas)